UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

HAMPTON ROADS BANKSHARES, INC.
(Name of Issuer)

COMMON STOCK
 (Title of Class of Securities)

409321106
 (CUSIP Number)

Anchorage Capital Group, L.L.C.
(Formerly Anchorage Advisors, L.L.C.)
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: Anne-Marie Kim, Esq.

Copy to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5000
Attention: Thomas C. Janson, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 409321106		13D/A
1.		NAMES OF REPORTING PERSONS ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,439.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,439.80(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,439.80(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(3)
14.		TYPE OF REPORTING PERSON OO, HC
_______________________________

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Does not include any Common Shares that may be purchased by ACMO-HR, L.L.C. under the Standby Purchase Commitment (as defined in the Schedule 13D).

(3)  Calculation is based upon 105,990,594 Common Shares currently outstanding as reported to the Reporting Persons as of June 27, 2012.

CUSIP No. 409321106		13D/A
1.		NAMES OF REPORTING PERSONS ANCHORAGE CAPITAL GROUP, L.L.C. (FORMERLY ANCHORAGE ADVISORS, L.L.C.)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,439.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,439.80(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,439.80(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(3)
14.		TYPE OF REPORTING PERSON OO, IA
_______________________________

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Does not include any Common Shares that may be purchased by ACMO-HR, L.L.C. under the Standby Purchase Commitment (as defined in the Schedule 13D).

(3)  Calculation is based upon 105,990,594 Common Shares currently outstanding as reported to the Reporting Persons as of June 27, 2012.

CUSIP No. 409321106		13D/A
1.		NAMES OF REPORTING PERSONS ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,439.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,439.80(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,439.80(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(3)
14.		TYPE OF REPORTING PERSON OO
_______________________________

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Does not include any Common Shares that may be purchased by ACMO-HR, L.L.C. under the Standby Purchase Commitment (as defined in the Schedule 13D).

(3)  Calculation is based upon 105,990,594 Common Shares currently outstanding as reported to the Reporting Persons as of June 27, 2012.

CUSIP No. 409321106		13D/A
1.		NAMES OF REPORTING PERSONS ACMO-HR, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,439.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,439.80(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,439.80(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(3)
14.		TYPE OF REPORTING PERSON PN
_______________________________

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Does not include any Common Shares that may be purchased by ACMO-HR, L.L.C. under the Standby Purchase Commitment (as defined in the Schedule 13D).

(3)  Calculation is based upon 105,990,594 Common Shares currently outstanding as reported to the Reporting Persons as of June 27, 2012.

CUSIP No. 409321106		13D/A
1.		NAMES OF REPORTING PERSONS ANTHONY L. DAVIS
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITES STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,439.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,439.80(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,439.80(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(3)
14.		TYPE OF REPORTING PERSON IN, HC
_______________________________

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Does not include any Common Shares that may be purchased by ACMO-HR, L.L.C. under the Standby Purchase Commitment (as defined in the Schedule 13D).

(3)  Calculation is based upon 105,990,594 Common Shares currently outstanding as reported to the Reporting Persons as of June 27, 2012.

CUSIP No. 409321106		13D/A
1.		NAMES OF REPORTING PERSONS KEVIN M. ULRICH
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS AF(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 26,391,439.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 26,391,439.80(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,391,439.80(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(3)
14.		TYPE OF REPORTING PERSON IN, HC
_______________________________

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Does not include any Common Shares that may be purchased by ACMO-HR, L.L.C. under the Standby Purchase Commitment (as defined in the Schedule 13D).

(3)  Calculation is based upon 105,990,594 Common Shares currently outstanding as reported to the Reporting Persons as of June 27, 2012.

SCHEDULE 13D/A

This Amendment No. 3 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2010 (the “Original Schedule 13D”), the Schedule 13D/A filed by the Reporting Persons with the SEC on December 28, 2010 (“Amendment No. 1”) and the Schedule 13D/A filed by the Reporting Persons with the SEC on May 24, 2012 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Shares”), of Hampton Roads Bankshares, Inc., a Virginia corporation (“HRB”).  HRB’s principal executive offices are located at 999 Waterside Drive, Suite 200, Norfolk, VA 23510.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 3.  Sources and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The amount of funds used by ACMO to purchase a total of 19,197,431 Common Shares, as described below in Item 4, was $13,438,202.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 is being filed in connection with the closing of the Private Placement.

HRB closed the Private Placement on June 27, 2012 (the “First Closing”).  Pursuant to the terms of the Standby Purchase Agreement, at the First Closing, ACMO purchased 19,197,431 Common Shares at a price of $0.70 per Common Share.  Also, in connection with the First Closing, ACMO and the other Investors surrendered their warrants to purchase Common Shares (including, with respect to ACMO, the Warrants) to HRB.  Following the First Closing and after taking into account the surrender of the Warrants, ACMO owns 24.9% of the outstanding Common Shares.  Furthermore, HRB paid ACMO a $1,000,000 commitment fee in consideration of ACMO’s fulfillment of all of its obligations in connection with the Private Placement.

The Common Shares acquired in the Private Placement were and are being acquired for investment purposes and such acquisition was and is not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of HRB.  At the completion of the Capital Raise, ACMO will hold no more 24.9% of the voting stock of HRB.

The foregoing references to and description of the Standby Purchase Agreement are not intended to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, incorporated by reference into this Item 4.

Item 5.  Interests in Securities of HRB.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

 (a) and (b)

The Reporting Persons may be deemed to have a direct or indirect, as applicable, beneficial interest in 26,391,439.80 Common Shares held of record by ACMO.  Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.  The aggregate amount of Common Shares represents approximately 24.9% of the total outstanding Common Shares, based upon 105,990,594 Common Shares currently outstanding as reported to the Reporting Persons as of June 27, 2012.

Anchorage Offshore is the sole member of ACMO.  Management is the sole managing member of Capital Group and Capital Group is the investment manager of Anchorage Offshore.  Because of their respective relationships with ACMO and each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to 26,391,439.80 Common Shares.  No Reporting Person may be deemed to have sole voting and disposition power with respect to any Common Shares.

(c)

Except as set forth in this Item 5, none of the Reporting Persons, nor to the knowledge of each of the Reporting Persons, has engaged in any transaction during the past 60 days involving the securities of HRB.

(d)

To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by them.

(e)

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 29, 2012

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:  /s/ Kevin M. Ulrich
Name:  Kevin M. Ulrich
Title:    Managing Member

ANCHORAGE CAPITAL GROUP, L.L.C.

By:  /s/ Natalie Birrell
Name:  Natalie Birrell
Title:    Chief Operating Officer

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:  /s/ Natalie Birrell
Name:  Natalie Birrell
Title:    Director

ACMO-HR, L.L.C.

By:  Anchorage Capital Master Offshore, Ltd., its sole member

By:  Anchorage Capital Group, L.L.C., its investment manager

By: /s/ Natalie Birrell
Name: Natalie Birrell
Title:  Chief Operating Officer

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich